Exhibit 99.1

Evogene’s Leading Insect Control Genes Demonstrate Effectiveness
Against Insects with Resistance to Current Commercial Solutions

External laboratory testing proves efficacy of insect control genes in feeding experiments, indicating new Modes-of-Action

Rehovot, Israel – November 27, 2018 - Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announces today that a well-recognized external laboratory and in-house testing had confirmed that leading Evogene insect control genes demonstrated efficacy against insects with resistance to current commercial insect control products, including fall armyworm and diamondback moth. These results indicate that Evogene has identified new Modes-of-Action (MoAs) for insect control.

The genes were identified and predicted by Evogene’s in silico CPB (Computational Predictive Biology) platform to provide high insecticidal activity through new MoAs. These genes have previously met efficacy criteria presenting high insecticidal activity, achieving the first milestone and leading to phase advancement.  Today's announcement focuses on achieving the second milestone, a new MoA. Currently these genes are going through transformation to corn and soybean with greenhouse results expected in 2019 against relevant major pests.

A new MoA insect control product has the potential to have a major effect on the industry as it addresses one of its major challenges – increasing resistance to current insect solutions, all of which are essentially based on the same MoAs introduced decades ago.  For instance, fall armyworm, a devastating pest that inflicts severe damages to corn, soybean and other crops, exhibits an ever-expanding resistance to current insect control seed traits. Insect control seed traits targeting major insect pests, such as fall armyworm, have sales potential of $1.5Bn – $2 Bn1.

Dr. Arnon Heyman, Evogene VP and GM, Ag-Seeds stated: “The proof we see today for a new Mode of Action is a major milestone towards introducing new products to control insect damage. The potential of such products is clear, as it will solve one of the biggest challenges of the Ag industry – increasing resistance to current solutions. We look forward to update you as we continue the testing and development of these promising insect control products.”

1 Monsanto – Annual R&D Pipeline Review - 2018

About Evogene’s Computational Predictive Biology (CPB) Platform:

Evogene’s CPB platform has been designed to predict and prioritize in silico genes, proteins, microbes and small molecules based on multiple attributes that will be key to successful development and commercialization of novel life-science based products.  Successfully addressing these multiple product attributes at the beginning of the discovery process, rather than one at a time during the development phase, substantially reduces the time and cost of a program seeking a novel product, but much more importantly, greatly increases the probability of a successful outcome. Following such in-silico prediction and prioritization, the resulting candidates are experimentally validated in lab and greenhouse testing or other biological/chemical assays. Furthermore, the nature of the prediction/experimentation process results in the CPB's accuracy continuously improving with each use.

About Evogene Ltd.:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and cutting-edge computational technologies. Today, this platform is utilized by the Company and its subsidiaries to discover and develop innovative products in the following areas: ag-chemicals, ag-biologicals, seed traits, integrated castor oil ag-solutions and human microbiome-based therapeutics. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in its collaborations with world-leading companies such as BASF, Corteva, Bayer and ICL. For more information, please visit www.evogene.com

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Nir Zalik
IR/PR Manager
E: IR@evogene.com
T: (+972)-8-931-1963

US Investor Relations
Vivian Cervantes
PCG Advisory
E: vivian@pcgadvisory.com
T: 646-863-6274